Glenn R. Pollner
+1 212 230 8837 (t)
wilmerhale.com
Glenn.Pollner@wilmerhale.com

September 15, 2021

By Electronic Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Donald Field

Re:	Cue Health Inc. Registration Statement on Form S-1 Filed September 1, 2021 File No. 333-259250

Ladies and Gentlemen:

On behalf of Cue Health Inc. (the “Company”), we are responding to the comments contained in the letter dated September 13, 2021 (the “Letter”) from the staff (the “Staff”) of the Office of Life Sciences in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Ayub Khattak, the Company’s Chief Executive Officer, relating to the Registration Statement on Form S-1 referenced above (the “Registration Statement”).  In response to the Staff’s comments and in light of certain other updating changes, including the proposed offering size and price range with respect to the offering, the Company has revised the disclosure in the Registration Statement and is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter.  Page numbers referred to in the responses reference page numbers in the Amended Registration Statement.

On behalf of the Company, we advise you as follows:

Registration Statement on Form S-1

Risk Factors, page 25

1.
Please expand your risk factor concerning prospective “significant losses in the future” to quantify the estimated expense that you expect to recognize due to the conversion of the notes referenced on page F-47 and the cancellation of debt owed by executives that is referenced on page F-56. Any other similar known impending charges should also be disclosed. Corresponding forewarning disclosure should additionally be included in MD&A. See Section 501.02 of the Financial Reporting codification.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on pages 26-27 and 117 of the Amended Registration Statement.

September 15, 2021

2.	Cost of Product Revenue, page 111

Please clarify your disclosure to quantify and explain the changes in gross margin between the March 31st and June 30th quarters. The impact of price changes and/or changes in deferred revenue amortization should be disclosed if material.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on page 114 of the Amended Registration Statement.

3.	Revenue, page 111

Please expand your disclosure to clarify that approximately $11 million of the referenced $42.9 million increase in U.S. government revenue was due to an increase in your amortization of the U.S. DoD advance in the June 30 quarter relative to the March 31 quarter. Please also clarify the disclosure to address the extent to which the revenue increase was impacted by the introduction of new products, changes in sales volume or to changes in sales price. See the guidance in Item 303(b)(2)(iii) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on page 113 of the Amended Registration Statement.

4.	Non-GAAP Financial Measures, page 114

Please expand your disclosure to clarify why the estimated tax impact is reported to be only 2% of your aggregate non-GAAP adjustments. In this regard, we note that your June 30, 2021 effective tax rate is 29% and that your reported statutory rate is 21%. We may have further comment.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on page 117 of the Amended Registration Statement.

September 15, 2021

We also supplementally advise the Staff that the intrinsic value of outstanding options as of June 30, 2021, as reflected on page 123 of the Amended Registration Statement, has been calculated by multiplying the number of stock options outstanding as of such date by the difference between the assumed IPO price ($16.00) and the weighted-average exercise price of said options.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 230-8837. Thank you for your assistance.

Very truly yours,

/s/ Glenn R. Pollner
Glenn R. Pollner

cc:	Ayub Khattak, Cue Health Inc. Erica Palsis, Cue Health Inc. Charles S. Kim, Cooley LLP Jonie Ing Kondracki, Cooley LLP E. Thom Rumberger, Jr., Wilmer Cutler Pickering Hale and Dorr, LLP